Exhibit 99.3
Dear CSX Employees –

Yesterday a federal judge ruled that The Children’s Investment Fund (TCI) and 3G Capital Partners (3G) (together, the TCI Group) violated federal securities laws in their actions with respect to CSX.  The Court also rejected the counterclaims filed by the TCI Group against the Company.

The Court’s opinion states, among many things, that the defendants testified falsely in a number of respects and that two principal members of the TCI Group are jointly and severally liable for violations of securities law.

From the very beginning, our lawsuit against the TCI Group has been about ensuring that shareholders are entitled to complete and accurate information when deciding the future of CSX and their investment.  We believe this ruling and the evidence presented at trial demonstrate that the TCI Group has not been forthright with CSX shareholders.

I would encourage you to read more details about yesterday’s ruling in our press release issued last night.  It can be found on home page of the Gateway and at http://2008annualmeeting.csx.com.

We remain committed to protecting the interests of all CSX shareholders, and encourage employee shareholders to support the CSX Board by voting the WHITE proxy card.

Let me also take this opportunity to thank you very much for continuing to drive excellent results in our business.  That is how true value is created for our customers and shareholders.  Keep up the great work!

Sincerely,

Michael Ward